Exhibit 2

Media Release

16 August 2011

The Westpac Group third quarter 2011 — sound core earnings growth

Third quarter 2011 highlights
(compared to results for the average of 1Q and 2Q 2011)(1)

•                  Cash earnings of approximately $1.55 billion, down 2%

•                  Core earnings(2) up around 2%

•                  Operating income up around 1.5% with margins firmer

•                  Expenses flat

•                  Stressed assets continuing to trend lower

•                  Tier 1 ratio of 9.65% at 30 June 2011, up 12 basis points on 31 March 2011.  Common Equity ratio similarly higher, rising to 8.08%

Overview

The Westpac Group today said that cash earnings, on an unaudited basis for the three months to 30 June 2011, was approximately $1.55 billion.  Reported net profit after tax for the same period was approximately $1.45 billion.

Westpac’s Chief Executive, Gail Kelly, said the Group’s third quarter performance was a sound outcome in a subdued operating environment.

The third quarter 2011 result reflected a rise in operating income of around 1.5%, flat expenses and higher impairment charges.

“The momentum experienced in the First Half 2011 continued in the third quarter 2011, with core earnings rising around 2% from improved contributions across our retail and wealth operations.  Stronger and deeper customer relationships generated by our multi-brand business model contributed to this sound core earnings growth trend.  We have also remained disciplined on expenses supported by the Group-wide productivity program that begun last year.

“We continue to make excellent progress on our investments including reaching key milestones with our Strategic Investment Priorities (SIPs) and launching the Bank of Melbourne on budget and ahead of schedule.

“However, the June quarter 2011 saw the operating environment become more subdued with consumers increasingly cautious and larger businesses continuing to de-leverage.  This was reflected in slowing system credit growth in the quarter, and weaker markets.

“Notwithstanding these trends, momentum across the Group has been sound, with solid flows in lending, deposits and funds under administration, underpinned by a further deepening of relationships.  Sales of wealth and insurance products have been particularly pleasing and, over the last 12 months, we have experienced the biggest increase in cross sell of the major banks(3).

(1)	Given the inherent volatility of quarterly numbers, for comparison purposes we have compared 3Q11 earnings to the average of the 1Q11 and 2Q11 earnings results unless otherwise stated.
(2)	Core earnings is operating profit (on a cash basis) before impairment charges and tax.
(3)

Roy Morgan Research, Respondents aged 14+. Wealth penetration is defined as the number of Australians who have Managed Investments, Superannuation or Insurance with each group and who also have a Deposit or Transaction Account, Mortgage, Personal Lending or Major Card with that group as a proportion of the total number of Australians who have a Deposit or Transaction Account, Mortgage, Personal Lending or Major Card with that group. 12 months to March 2011 compared to 12 months to March 2010. Westpac Group includes BTFG and St.George. Other major banks include ANZ Group, CBA Group (incl. Bankwest) and NAB Group (incl. Aviva).

Westpac Banking Corporation ABN  33 007 457 141

“These trends, combined with our very strong balance sheet and leading asset quality, mean we are operating from a position of strength.

“Operational efficiency remains a key area of focus and while our business momentum and strong balance sheet demonstrates real organisational strength, we know that in this environment we need to be even more vigilant around expenses.  During the quarter we began a new round of productivity initiatives to reinforce our existing cost efficiency advantage.” Mrs Kelly said.

Sound core earnings growth

The 1.5% rise in operating income was due to higher net interest income from sound balance sheet growth and a solid margin improvement.

In First Half 2011, the net interest margin, excluding Treasury and Markets income, was 2.08%.  In the third quarter 2011 this margin was up around 4 basis points after excluding volatile and one-off items.  These volatile and one-off items added to margins in the quarter and included the early amortisation of institutional establishment fees and the recovery of interest income from some facilities written-off.

Lending increased 1% between 31 March 2011 and 30 June 2011 with good growth in Australian and New Zealand mortgages partly offset by some larger institutions paying down debt.

In Australia, the Group has grown in line with system in mortgages.  Westpac RBB continued to grow mortgages above system while growth in St.George has steadily improved from First Half 2011.  Small and medium business lending was up modestly over the quarter and pleasingly Westpac RBB was voted Money Magazine Business lender of the year for the fourth year running.

New Zealand lending was up almost 2% in the quarter in $NZ terms with growth in both business and mortgage lending.

Customer deposits were up around $2.4 billion in the third quarter 2011 with most of the growth occurring in term deposits and transaction accounts.  Balances in high interest online accounts were lower over the quarter.  To the end of July 2011, customer deposit inflows have more than fully funded the Group’s loan growth.

Non-interest income was lower, principally due to lower markets income and the absence of asset sales (First Half 2011 included $45 million from the sale of Visa shares).  Wealth delivered a positive performance with lower insurance claims and positive net FUA flows.

Impairment charges were higher in the third quarter at around $300 million.  However there was little change from the average of the first two quarters of the year after excluding the First Half 2011 changes in economic overlay provisions.  No changes to economic overlays were made in the June quarter.

Across divisions, impairment charges improved in the Institutional Bank and in New Zealand while charges were higher in Westpac RBB and St.George.

Stepping up our productivity drive

In October 2010, Westpac began a productivity program to support our investment plans and reduce cost growth.  That program has continued to deliver improved service and process efficiencies and led to the flat expense outcome in the third quarter 2011.  The program has also assisted in maintaining Westpac’s efficiency advantage with our cost to income ratio some 4 percentage points below the average of our peers.

Over recent months, the Group stepped up its productivity focus to ensure we are appropriately structured for today’s lower growth environment.  In broad terms, two new initiatives commenced in the June quarter: the realignment of head office and administration areas; and planning associated with improving the productivity of operations and IT services including changes to sourcing arrangements.

In the fourth quarter 2011 costs associated with head office and administration changes will be higher.  In addition, expenses in the fourth quarter 2011 will be lifted by one-off costs associated with the Bank of Melbourne launch and transaction expenses related to the acquisition of J O Hambro Capital Management by BT Investment Management Limited.

Delivering on our investment

The Group’s significant investment in Westpac Local has continued to deliver, with pleasing performance uplifts in both Westpac RBB and in New Zealand.

The SIPs program is tracking to plan and budget with further major milestones delivered during the quarter including:

•                  Completion of the roll-out of our customer information platform to call centres;

•                  Commenced trialling the new Teller platform in Westpac RBB; and

•                  Moved the perimeter security upgrade project into its test phases.

Significant effort associated with the launch of Bank of Melbourne occurred through the quarter which enabled the early opening of the Bank on 25 July 2011.  Initial feedback from customers and business activity has exceeded expectations.

Sector leading asset quality

The Group’s robust asset quality continues to be reflected in the improvement in stressed assets to total committed exposures (TCE).  The ratio has declined to 2.67% at 30 June 2011, down from 2.85% at 31 March 2011 and is now down over a half a percentage point from the peak at 30 September 2010.

All three categories of stressed exposures declined (refer Chart 1), with the largest fall recorded in watchlist and substandard rating categories.  Across all business segments we are seeing a reduction in both the number and value of new problems emerging.

Contributing to the decline was $585 million in write-offs of impaired assets against provisions for the quarter.  Increases in new impaired assets also continued to trend lower.

In Australian mortgages, 90+ day delinquencies were 59bps at 30 June 2011 up 3bps from 31 March 2011 (refer Chart 2).  30+ day delinquencies however were 17bps lower in part reflecting an easing in the disruption experienced by some customers associated with natural disasters.  The first home buyer segment continues to perform better than the total portfolio.  Pleasingly, mortgage delinquencies in both Westpac and St.George remain well below industry averages.

New Zealand mortgage delinquencies declined over the quarter, falling 8bps to 72bps at 30 June 2011.

Other consumer delinquencies for the Group were higher over the quarter, up 8bps to 142bps.

Provisioning coverage remains strong with the ratio of individual impairment provisions to impaired loans at 37% and collective provisions to credit risk weighted assets at 136bps.  The strength of provisioning cover is also reflected in the General Reserve for Credit Losses adjustment which at $20 million was slightly lower than at 31 March 2011.

Strong capital and funding position

Westpac also released its June quarter 2011 Pillar 3 report today, which provides detail of credit quality and capital ratios.  Westpac’s Tier 1 capital is strong at 9.65% up from 9.53% at 31 March 2011.

Tier 1 capital was lifted by organic capital growth and an increase in the take-up of our dividend reinvestment plan for the 2011 interim dividend.

Westpac’s common equity ratio at 30 June 2011 was 8.08%, up from 7.95% at 31 March 2011.

Westpac raised $10 billion in term funding over the June 2011 quarter, taking the total raised to just over $22 billion.  With customer deposits fully funding loan growth to the end of July 2011, term funding has been directed to covering maturities and strengthening the Group’s funding and liquidity profile.

The Group has further added to its liquid assets which at 30 June 2011 stood at $89 billion, up from $85 billion at 31 March 2011.

The Group remains well positioned to transition to the new Basel III capital and liquidity requirements.

Improving momentum across divisions

(Comparisons are based on the average performance for 1Q11 and 2Q11.)

Westpac Retail & Business Banking grew mortgages at 1.2 times system over the quarter while business lending rose 1.8% in a soft market.  Margins were also higher.  Depth of customer relationship metrics continue to improve with higher NPS, increased products per customer, and rising referrals.  Banker productivity also increased.

The strength of Westpac Institutional Bank’s asset quality was further evidenced over the quarter with strong recoveries and repayments.  Markets revenues were down overall in the third quarter although customer flows remain very healthy.  The Institutional Bank once again (for the 8th consecutive year) is ranked No.1 as ‘Lead’ domestic transaction bank by the Peter Lee survey(1).

St.George has demonstrated improved momentum over the quarter with higher volumes and continued growth in wealth and insurance sales.  Mortgage growth improved while margins were a little higher.

BT Financial Group had a good quarter with above system FUA(2) flows into superannuation (both corporate super and platform retail super) helping to offset weaker markets.  BT Super for Life flows continued to grow with record flows in June.  The asset management businesses performed well and insurance performed solidly, with increased sales and lower general insurance claims in the quarter.

(1)	Peter Lee Associates Large Corporate and Institutional Transactional Banking Survey Australia, 2004- 2011
(2)	Plan for Life March 2011. FUA = Funds under administration.

Westpac New Zealand continued to grow its share reflecting its significant investment in staff training and its increased footprint via its new community branches.  Margins were also higher.

For further information

Paul Marriage	Andrew Bowden
Westpac Media Relations	Westpac Investor Relations
Ph: 02 8219 8512	Ph: 02 8253 4008
Mob: 0401 751 860	Mob: 0438 284 863

Disclosure regarding forward-looking statements

This media release contains statements that constitute ‘future matters’ within the meaning of Section 728(2) of the Corporations Act 2001 and/or ‘forward- looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934. The forward-looking statements include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions, financial support to certain borrowers, indicative drivers, forecasted economic indicators and performance metric outcomes. We use words such as ‘will’, ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’, or similar words to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from the expectations described in this media release. Factors that may impact on the forward-looking statements made include those described in the section entitled ‘Risk factors’ in Westpac’s 2010 Annual Report and in the section entitled ‘Principal risks and uncertainties’ in Westpac’s Interim Financial Report for the half year ended 31 March 2011 available at www.westpac.com.au. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this media release.